(As filed on August 20, 2003)

                                                              File No. 70-[____]

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               AMEREN CORPORATION
                               AMEREN ENERGY, INC.
                           AMEREN DEVELOPMENT COMPANY
                                AMEREN ERC, INC.
                         AMEREN ENERGY RESOURCES COMPANY
                         AMEREN ENERGY MARKETING COMPANY
                    AMEREN ENERGY FUELS AND SERVICES COMPANY
                          ILLINOIS MATERIALS SUPPLY CO.
                        MISSOURI CENTRAL RAILROAD COMPANY
                     UNION ELECTRIC DEVELOPMENT CORPORATION
                          AFS DEVELOPMENT COMPANY, LLC
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                            CIPSCO INVESTMENT COMPANY
                              607 East Adams Street
                           Springfield, Illinois 62739

                       CILCORP INVESTMENT MANAGEMENT INC.
                              CILCORP VENTURES INC.
                          CILCORP ENERGY SERVICES INC.
                              QST ENTERPRISES INC.
                    CILCO EXPLORATION AND DEVELOPMENT COMPANY
                            CILCO ENERGY CORPORATION
                               300 Liberty Street
                             Peoria, Illinois 61602

                AMERENENERGY MEDINA VALLEY COGEN (NO. 4), L.L.C.
                AMERENENERGY MEDINA VALLEY COGEN (NO. 2), L.L.C.
                    AMERENENERGY MEDINA VALLEY COGEN, L.L.C.
                  AMERENENERGY MEDINA VALLEY OPERATIONS, L.L.C.
                                  P.O. Box 230
                         Mossville, Illinois 61552-0230

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
              ----------------------------------------------------

                               AMEREN CORPORATION

                    (Name of top registered holding company)

              ----------------------------------------------------

              Steven R. Sullivan, Vice President Regulatory Policy,
                          General Counsel and Secretary
                             Ameren Services Company
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103


                     (Name and address of agent for service)

              ----------------------------------------------------


The Commission is requested to mail signed copies of all orders, notices and communications to:

Ronald K. Evans,                                     William T. Baker, Jr., Esq.
Managing Associate General Counsel                   Thelen Reid & Priest LLP
Ameren Services Company                              875 Third Avenue
1901 Chouteau Avenue                                 New York, New York 10022
St. Louis, Missouri 63103


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                                TABLE OF CONTENTS
                                                                            PAGE

Item 1. Description of Proposed Transactions...................................1
        ------------------------------------
        1.1  Description of Applicants.........................................1
             -------------------------
        1.2  Prior Order.......................................................3
             -----------
        1.3  Summary of Approvals Requested....................................6
             ------------------------------
        1.4  Acquisition of Certain Non-Exempt Subsidiaries....................6
             ----------------------------------------------
        1.5  Development Activities and Administrative Activities.............11
             ----------------------------------------------------
        1.6  Guarantees by Non-Utility Subsidiaries...........................11
             --------------------------------------
        1.7  Sales of Services and Goods Among Non-Utility Subsidiaries.......12
             ----------------------------------------------------------
        1.8  Sale of Certain Goods and Services by Rule 58 Subsidiaries
             ----------------------------------------------------------
             and Special Purpose Subsidiaries Outside the United States.......13
             ----------------------------------------------------------
        1.9  Sale of Agency Services by Ameren Energy and AE Marketing
             ---------------------------------------------------------
             to Utility Subsidiaries..........................................14
             -----------------------
1.10  Investments in Energy Assets............................................15
      ----------------------------
        1.11  Payment of Dividends Out of Capital and Unearned Surplus........16
              --------------------------------------------------------
        1.12  Anticipatory Interest Rate Hedges by Non-Utility Subsidiaries...17
              -------------------------------------------------------------
        1.13  Changes in Capitalization of Non-Utility Subsidiaries; Subsequent
              ------------------------------------------------------
              Internal Reorganizations of Non-Utility Subsidiaries............18
              ----------------------------------------------------
        1.14  Rule 24 Reports.................................................19
              ---------------
Item 2. Fees, Commissions and Expenses........................................20
        ------------------------------
Item 3. Applicable Statutory Provisions.......................................20
        -------------------------------
         3.1  General.........................................................20
              -------
         3.2  Compliance with Rule 54.........................................21
              -----------------------
Item 4. Regulatory Approval...................................................22
        -------------------
Item 5. Procedure.............................................................22
        ---------
Item 6. Exhibits and Financial Statements.....................................22
        ---------------------------------
Item 7. Information as to Environmental Effects...............................23
        ---------------------------------------


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ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTIONS.
          ------------------------------------

1.1       Description of Applicants
          -------------------------

          (a) Ameren Corporation and its Utility Subsidiaries. Ameren Corporation ("Ameren"), whose principal business address is at 1901 Chouteau Avenue, St. Louis, Missouri 63103, is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Ameren directly or indirectly owns all of the issued and outstanding common stock of Union Electric Company d/b/a AmerenUE ("AmerenUE"), Central Illinois Public Service Company d/b/a AmerenCIPS ("AmerenCIPS"), and Central Illinois Light Company, d/b/a AmerenCILCO ("AmerenCILCO," and together with AmerenUE and AmerenCIPS, the "Utility Subsidiaries"). Together, the Utility Subsidiaries provide retail and wholesale electric service to approximately 1.7 million customers and retail natural gas service to approximately 500,000 customers in parts of Missouri and Illinois.

     In addition to the foregoing, AmerenCILCO owns all of the issued and outstanding common stock of AmerenEnergy Resources Generating Company (f/k/a Central Illinois Generation, Inc. ("AERG"), which is currently an "exempt wholesale generator" ("EWG") under Section 32 of the Act. AERG was formed by AmerenCILCO in November 2001 in order to facilitate the restructuring of AmerenCILCO in accordance with the Illinois Electric Service Customer Choice and Rate Relief Law of 1997 ("Customer Choice Law"). AmerenCILCO intends to transfer substantially all of its generating assets to AERG, at which time AERG will relinquish its status as an EWG and thereupon become an additional Utility Subsidiary of Ameren.

          (b) Direct Non-Utility Subsidiaries of Ameren. Ameren has five direct wholly-owned non-utility subsidiaries (in addition to CILCORP Inc., the direct parent of AmerenCILCO), as follows:

o Ameren Services Company ("Ameren Services"), a service company subsidiary, which provides administrative, management and technical services to Ameren and its associate companies in the Ameren system.

o Ameren Development Company ("Ameren Development"), an intermediate non-utility holding company, which directly holds all of the outstanding common stock of Ameren Energy Communications, Inc., an "exempt telecommunications company" ("ETC") under Section 34 of the Act, and Ameren ERC, Inc. ("Ameren ERC"), an "energy-related company" under Rule 58. Ameren ERC, directly and through two majority-owned subsidiaries, provides energy management services. Ameren ERC also holds all of the outstanding common stock of Missouri Central Railroad Company, a fuel transportation subsidiary.

o Ameren Energy Resources Company ("Ameren Energy Resources"), an intermediate non-utility holding company, which directly holds all of the outstanding voting securities of the following subsidiaries:1

--------------------

1 Ameren Energy Resources also directly holds 20% of the outstanding common stock of Electric Energy, Inc., an EWG.


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          (1) Ameren Energy Development Company ("Ameren Energy Development"),
          an EWG which, in turn, owns all of the outstanding common stock of Ameren Energy Generating Company ("Ameren GenCo"), also an EWG;2 (2) Ameren Energy Marketing Company "(AE Marketing"), an "energy-related company" under Rule 58; (3) Ameren Energy Fuels and Services Company, also an "energy-related company" under Rule 58, which, in turn, owns all of the membership interests of AFS Development Company, L.L.C., an "energy-related company" organized to make investments in and engage in operating activities related to oil and gas, coal bed methane, and other energy commodities, and 71% of the membership interests in Cowboy Railroad Development Company, a fuel transportation subsidiary;
          (4) Illinois Materials Supply Co., which was established to serve as an "enterprise zone" company in connection with purchasing goods, material and equipment for Ameren Energy Development and other non-utility associate companies; and (5) AmerenEnergy Medina Valley Cogen (No. 4), L.L.C., an intermediate non-utility holding company that indirectly through AmerenEnergy Medina Valley Cogen (No. 2), L.L.C., holds all of the membership interests in AmerenEnergy Medina Valley Cogen, L.L.C., an EWG, and directly holds all of the membership interests in AmerenEnergy Medina Valley Operations, L.L.C., which operates AmerenEnergy Medina Valley Cogen's generating facility.

o Ameren Energy, Inc. ("Ameren Energy"), an "energy-related company" under Rule 58 that primarily serves as the short-term energy trading and marketing agent for AmerenUE and Ameren GenCo and provides a range of energy and risk management services.

o CIPSCO Investment Company ("CIC"), which holds various nonregulated and passive investments, including passive investments in affordable housing projects that qualify for federal tax credits and investments in equipment leases.

          (c) Direct Non-Utility Subsidiary of AmerenUE. AmerenUE has one direct wholly-owned non-utility subsidiary, Union Electric Development Corporation ("UEDC"), which holds investments in affordable housing projects and historic restoration projects that qualify for federal and/or state income tax credits, and other passive investments.3

          (d) Direct Non-Utility Subsidiaries of CILCORP. CILCORP directly owns all of the common stock of three non-utility subsidiaries, as follows:

o CILCORP Investment Management Inc., which, through subsidiaries, manages CILCORP's investments in leveraged leases, affordable housing projects that qualify for federal income tax credits, non-regulated independent power projects, and other passive investments.

--------------------

2 Ameren GenCo was organized in order to facilitate the restructuring of AmerenCIPS in accordance with the Customer Choice Law. In May 2000, Ameren GenCo acquired all of the existing generating assets of AmerenCIPS.

3 AmerenUE also directly holds 40% of the outstanding common stock of Electric Energy, Inc., an EWG.

o CILCORP Ventures Inc., an intermediate subsidiary, which owns all of the outstanding common stock of CILCORP Energy Services, Inc., an "energy-related company" under Rule 58 that provides energy-related products and services, including gas management services for gas management customers, and 80% of the outstanding common stock of Agricultural Research & Development Corp., which has pursued commercialization of agricultural research in central Illinois as part of a combined private/government effort to boost the local economy and create jobs in the region.

o QST Enterprises Inc. ("QST"), which, through its subsidiary, CILCORP Infraservices, Inc., provides energy and related services in non-regulated retail and wholesale markets, including utility operations and maintenance services (primarily to one of AmerenCILCO's largest industrial customers). QST also holds the stock of other inactive subsidiaries.

          (e) Direct Non-Utility Subsidiaries of AmerenCILCO. In addition to AERG (which, as indicated above, intends to relinquish its status as an EWG), AmerenCILCO directly owns all of the issued and outstanding common stock of two non-utility subsidiaries: CILCO Exploration and Development Company, which has engaged in the exploration and development of gas, oil, coal and other mineral resources; and CILCO Energy Corporation, an "energy-related company" under Rule 58 that was formed to research and develop new sources of energy, including the conversion of coal and other minerals into gas. Neither company conducts any significant business at this time.

     Filed herewith as Exhibit E hereto is an organizational chart showing the corporate relationships of Ameren and its subsidiaries.

     The direct and indirect non-utility subsidiaries of Ameren listed on the signature page of this Application/Declaration and described above are herein referred to collectively as the "Non-Utility Subsidiaries." The term Non-Utility Subsidiaries also includes any new non-utility company hereafter acquired or formed directly or indirectly by Ameren in a transaction that is exempt under Rule 58 under the Act or which is acquired pursuant to authorization by the Commission. Ameren and the Non-Utility Subsidiaries are referred to as the "Applicants."

          1.2 Prior Order. By order dated July 23, 1999 in File No. 70-9427 (the "1999 Order"),4 Ameren, AmerenUE and certain direct and indirect non-utility subsidiaries of Ameren were authorized to engage in various transactions from time to time through December 31, 2003 relating generally to Ameren's reorganization of its non-utility subsidiary companies and the acquisition and ownership of new non-utility subsidiaries. Specifically,

               (i) Ameren was authorized to consolidate its existing and future non-utility businesses under Ameren Development or other new or existing non-utility subsidiary companies and to engage through such companies in preliminary development activities ("Development Activities")5 relating to potential new investments in non-utility businesses and to engage in

--------------------

4    See Ameren Corporation, et al., Holding Co. Act Rel. No. 27053.

5 Development Activities are limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals;

administrative and management activities ("Administrative Activities")6 associated with such non-utility businesses;

               (ii) Ameren was authorized to acquire, directly or indirectly, the equity securities of one or more new subsidiaries ("Intermediate Subsidiaries") organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in EWGs, "foreign utility companies" ("FUCOs"), ETCs, "energy-related companies" under Rule 58 ("Rule 58 Subsidiaries") or other non-utility companies the acquisition of which has been expressly authorized by the Commission;

               (iii) Ameren was authorized to acquire, directly or indirectly, the equity securities of one or more new subsidiaries ("Financing Subsidiaries") organized exclusively for the purpose of issuing long-term debt or equity securities to investors other than Ameren in order to finance, in whole or in part, Ameren's direct or indirect acquisition of EWGs, FUCOs, ETCs (collectively, "Exempt Subsidiaries") and Rule 58 Subsidiaries, and to provide guarantees, if necessary, of securities issued by Financing Subsidiaries;7

               (iv) Ameren was authorized to acquire, directly or indirectly, the equity securities of one or more new subsidiaries ("Special Purpose Subsidiaries") organized to acquire the existing assets of UEDC or CIC and Special Purpose Subsidiaries were authorized to engage in (a) any of the businesses or activities that UEDC or CIC were engaged in at the time Ameren became a registered holding company and which would not otherwise qualify as permitted or exempt businesses under Rule 58 or Section 34, as the case may be;
(b) offering and servicing of customer financing for purchases of home and business heating, cooling, and energy conservation and management equipment, services and supplies; (c) Development Activities and operations and maintenance, construction and construction management, fuel procurement and other types of activities for or on behalf of associate non-utility companies;
(d) marketing of bill payment protection insurance; (e) the offering of economic development services to expanding or relocating businesses; (f) the offering of customer goodwill and retention programs; and (g) the marketing of power outage insurance;

--------------------

     acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition or construction of facilities or the securities of other companies. Ameren was authorized to expend up to $250 million during the authorization period on Development Activities.

6 Administrative Activities include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage Development Activities and investments in non-utility subsidiaries.

7 The Commission reserved jurisdiction under the 1999 Order over the transfer of financing proceeds by a Financing Subsidiary to Ameren, but released such reserved jurisdiction by order dated October 5, 2001 (Holding Co. Act Release No. 27449).

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               (v) Ameren's existing and future non-utility subsidiaries were authorized to provide guarantees and other forms of credit support with respect to securities or other obligations of each other in an aggregate amount at any time outstanding not to exceed $300 million, in addition to any guarantees that are exempt under Rules 45(b)(7) and 52, provided that any such guarantee or other credit support outstanding on December 31, 2003 shall remain outstanding until it expires in accordance with its terms;

               (vi) Ameren's non-utility subsidiaries were granted an exemption under Section 13(b) of the Act from the "at cost" standard of Rule 90 and 91 in connection with rendering services and selling goods to each other in certain specified circumstances;

               (vii) To the extent required, AmerenUE and AmerenCIPS were authorized to provide personnel and technical services to Ameren's non-utility subsidiaries "at cost" in accordance with Rules 90 and 91;8

               (viii) Rule 58 Subsidiaries and Special Purpose Subsidiaries were authorized to sell Energy Management Services9 and Technical Support Services10 and related customer financing anywhere outside the United States and certain

--------------------

8 The Commission has noted that Rule 87(b)(1) exempts from prior Commission approval services rendered by a public-utility company to its associate companies "at cost." See Cinergy Corp., et al., Holding Co. Act
     Release No. 27016 (May 4, 1999), fn. 2.

9 Energy Management Services include the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand-side management, including energy and efficiency audits; facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment; and general advice on programs; the design, construction, installation, testing, sales and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, alarm and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical systems.

10 Technical Support Services include technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation billing and bill disaggregation tools), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar services.

goods and services outside the United States; and engage in electricity and energy commodity brokering and marketing in Canada;11

               (ix) Ameren Energy was authorized to act as agent for AmerenUE and AmerenCIPS in connection with the brokering and marketing of electricity and other energy commodities, such agency services to be provided "at cost" in accordance with Rules 90 and 91;

               (x) Ameren Energy (or other marketing subsidiary subsequently acquired by Ameren) were authorized to expend up to $400 million in connection with the acquisition or construction, in one or more transactions, of certain types of non-utility energy-related assets ("Energy-Related Assets") in the United States that are functionally related to and would assist Ameren Energy in connection with energy marketing, brokering and trading, including natural gas production, gathering, processing, storage and transportation facilities;

               (xi) Ameren Development, Rule 58 Subsidiaries and other non-utility subsidiaries of Ameren were authorized to pay dividends out of capital and unearned surplus to the extent permitted by law and applicable credit instruments that restrict the payment of dividends; and

               (xii) Ameren Development, Rule 58 Subsidiaries and other non-utility subsidiaries were authorized to enter into certain interest rate hedging transactions ("Anticipatory Hedges") with respect to anticipated debt offerings, subject to certain restrictions.12

          1.3 Summary of Approvals Requested. In this Application/Declaration, the Applicants are seeking to extend and restate their current authorization under the 1999 Order for the period through December 31, 2006 (the "Authorization Period"), subject to a continuation of the Commission's reservation of jurisdiction over certain specified proposals, as described below.

          1.4 Acquisition of Certain Non-Exempt Subsidiaries. In addition to acquiring and holding the securities of Exempt Subsidiaries in transactions that are exempt pursuant to Section 32, 33, or 34, as applicable, or Rule 58 Subsidiaries, in transactions that are exempt pursuant to Rule 58, Ameren requests authority through the Authorization Period to organize and acquire, directly or indirectly, the equity securities of one or more Intermediate Subsidiaries, Special Purpose Subsidiaries and Financing Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary, Special Purpose Subsidiary or Financing Subsidiary will be derived from available funds, proceeds of financings by Ameren that are authorized in separate proceedings,13 and/or proceeds of financings by Non-Utility Subsidiaries that are exempt under

--------------------

11 The Commission reserved jurisdiction over certain other proposed non-utility energy activities of Rule 58 Subsidiaries and Special Purpose Subsidiaries outside the United States pending completion of the record.

12 Interest rate hedges with respect to existing indebtedness of non-utility subsidiaries are exempt pursuant to Rule 52(b).

13 Ameren is currently authorized by order dated October 5, 2001 in File No. 70-9877 to issue and sell, from time to time through September 30, 2004,

Rule 52(b). Ameren is not requesting any additional financing authorization in this Application/Declaration.

          (a) Intermediate Subsidiaries. Ameren proposes to acquire, directly or indirectly through Non-Utility Subsidiaries, the securities of one or more Intermediate Subsidiaries, which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more Exempt Subsidiaries, Rule 58 Subsidiaries, or other current or future non-exempt subsidiaries that have been authorized by the Commission ("Non-Exempt Subsidiaries"), provided that Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities relating to such subsidiaries. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Ameren requests authority for Intermediate Subsidiaries to engage in the activities described herein.

     There are several legal and business reasons for the use of Special Purpose subsidiaries such as the Intermediate Subsidiaries in connection with making investments in Exempt Subsidiaries, Rule 58 Subsidiaries and other Non-Exempt Subsidiaries. For example, the formation and acquisition of Special Purpose subsidiaries is often necessary or desirable to facilitate financing the acquisition and ownership of a FUCO, an EWG or another non-utility enterprise. Furthermore, the laws of some foreign countries may require that the bidder in a privatization program be organized in that country. In such cases, it would be necessary for Ameren or Ameren Development to form a foreign subsidiary as the entity (or participant in the entity) that submits the bid or other proposal. In addition, the interposition of one or more Intermediate Subsidiaries may allow Ameren to defer the repatriation of foreign source income, or to take full advantage of favorable tax treaties among foreign countries, or otherwise to secure favorable U.S. income tax treatment that would not otherwise be available. Intermediate Subsidiaries would also serve to isolate business risks, facilitate subsequent adjustments to, or sales of, ownership interests by or among the members of the ownership group, or to raise debt or equity capital in domestic or foreign markets.

     An Intermediate Subsidiary may be organized, among other things, (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any Exempt Subsidiary, Rule 58 Subsidiary or Non-Exempt Subsidiary;
(2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by Ameren and any non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired non-utility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit Ameren's exposure to U.S. and foreign taxes; (7) to further insulate Ameren and

--------------------

     common stock, long-term debt and preferred equity securities, directly or indirectly through one or more Financing Subsidiaries, and short-term debt securities and to provide guarantees on behalf of its subsidiaries (Holding Co. Act Release No. 27449) (the "Ameren Financing Order").


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the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

     Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment by Ameren in any Intermediate Subsidiary will be derived from (1) borrowings, sales of common stock and preferred securities, and guarantees by Ameren, as authorized by the Commission in separate proceedings, (2) other available cash resources of Ameren, and (3) proceeds of securities sales by Non-Utility Subsidiaries that are exempt pursuant to Rule 52. To the extent that Ameren provides funds directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary, the amount of such funds will be included in Ameren's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable. Accordingly, investments in Intermediate Subsidiaries will not result in any increase in the aggregate amount that may be invested in EWGs, FUCOs, Rule 58 Subsidiaries or any other Non-Exempt Subsidiary that is subject to any investment limitation under the Act.14

          (b) Financing Subsidiaries. The Applicants request authority to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities created specifically for the purpose of facilitating the financing of the Applicants' authorized and exempt activities (including exempt and authorized acquisitions) through the issuance of long-term debt or equity securities to third parties and the transfer of the proceeds of such financings to the parent company of the Financing Subsidiary. Ameren represents that it has in place sufficient internal controls to enable it to monitor the creation and use of any Financing Subsidiary. Any Financing Subsidiary organized pursuant to the authority granted by the Commission in this proceeding shall be organized only if, in management's opinion, the creation and utilization of such Financing Subsidiary, will likely result in tax savings, increased access to capital markets and/or lower cost of capital for Ameren of a Non-Utility Subsidiary, as applicable.

     The amount and terms (i.e., interest rate, maturity, etc.) of any long-term debt or preferred equity securities issued by a Financing Subsidiary of Ameren will count against the limitation and comply with the specific terms applicable to that type of security under the Ameren Financing Order or any subsequent order approving financing by Ameren. Ameren may, if required, guarantee or enter into expense agreements in respect of the obligations of any such Financing Subsidiaries. To avoid double counting, however, the guarantee of that security by Ameren would not also be counted against the then current limit

--------------------

14 This "conduit" approach to tracking and accounting for investments in Intermediate Subsidiaries based on the ultimate application of funds invested has been approved in numerous cases. In addition to the 1999 Order, see Progress Energy, Inc., et al., Holding Co. Act Release No. 27297 (Dec. 12, 2000), Exelon Corporation, Holding Co. Act Release No. 27545 (June 27, 2002), and SCANA Corporation, et al., Holding Co. Act Release No. 27649 (Feb. 12, 2003).


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on guarantees that Ameren is authorized to issue. Non-Utility Subsidiaries may also provide guarantees and enter into expense agreements, if required, on behalf of such entities pursuant to Rules 45(b)(7) and 52, as applicable. Ameren further requests authorization to issue its unsecured subordinated promissory notes ("Subordinated Notes") to any Financing Subsidiary to evidence a loan of the proceeds of any financing by a Financing Subsidiary to Ameren. The amount and terms (i.e., interest rate, maturity, default provisions, prepayment terms, etc.) of any Subordinated Notes issued by Ameren to a Financing Subsidiary will be designed to parallel the amount and terms of the specific securities of a Financing Subsidiary in respect of which such Subordinated Notes are issued. Again, to avoid double counting, the amount of Subordinated Notes issued by Ameren to any Financing Subsidiary will not be counted against the then applicable limit on long-term debt and preferred equity securities that Ameren is authorized to issue.

          (c) Special Purpose Subsidiaries. Ameren requests authority to acquire, directly or indirectly through a Non-Utility Subsidiary, the equity securities of one or more Special Purpose Subsidiaries. Investments in Special Purpose Subsidiaries may take the same form as investments in Intermediate Subsidiaries, as described above. Ameren proposes to invest in such entities an aggregate amount at any time outstanding not to exceed $250 million. Special Purpose Subsidiaries request approval, to the extent required, to purchase or otherwise acquire any of the assets of or securities held by UEDC and/or CIC at the time Ameren became a registered holding company, and UEDC and CIC request authorization, to the extent needed, to sell or otherwise transfer such assets or securities to Special Purpose Subsidiaries.15

     In addition, Special Purpose Subsidiaries may also be formed to engage in any of the following additional businesses or activities:

               (i) Customer Financing. Making or guaranteeing loans to customers to finance the purchase of home and business heating, ventilation and cooling equipment; energy conservation and management equipment, products and services; lighting equipment and supplies; and home and business security systems. Such financing may also take the form of agreements to purchase from vendors of such equipment and supplies installment purchase obligations executed by their customers. Ameren proposes that the aggregate principal amount of loans, guarantees or customer installment obligations with respect to which there is recourse to any Special Purpose Subsidiary shall not exceed $300 million at any one time during the Authorization Period.16

--------------------

15 UEDC and CIC are engaged directly or through subsidiaries in certain non-utility businesses, including automated meter reading, the sale of appliance warranties, and demand side management programs. Transfers of such securities or assets to a Special Purpose Subsidiary may be effected by sale or by distributions by UEDC, CIC and AmerenUE to Ameren, followed by Ameren's contribution of such securities or assets to Ameren Development.

16 Although such customer financing activities by a non-utility subsidiary are beyond the scope of Rule 58 and/or Rule 48, the Commission has granted similar requests for authority in Columbia Gas System, et al., Holding Co. Act Rel No. 26498 (Mar. 25, 1996); Cinergy Corp., et al., Holding Co. Act Rel. No. 26662 (Feb. 7, 1997); and Consolidated Natural Gas Company, et al., Holding Co. Act Rel. No. 26757 (Aug. 27, 1997).

               (ii) Development Activities and Other Project Activities. Development Activities (as defined in the 1999 Order) and operations and maintenance, construction and construction management, fuel procurement and other types of services for or on behalf of any Non-Utility Subsidiary. Ameren envisions that such Special Purpose Subsidiaries will be needed in order to, among other things, establish and manage project development offices, and to provide operations and maintenance, construction or asset management services, whether to an associate company or to a non-associate company. Creating separate subsidiaries for such purposes would, among other things, facilitate joint ventures with non-associate companies, isolate the risks of one business activity from others, and facilitate the segregation of labor and benefits programs offered to different categories of employees.

               (iii) Bill Payment Insurance. The marketing of energy bill payment insurance in Illinois and Missouri, which would enable utility customers to pay their energy bills in the event of unemployment, illness, disability or death. This program would be underwritten and administered by an independent insurance company or companies.17

               (iv) Economic Development Services. The offering of economic development services for businesses wishing to expand or relocate their facilities to anywhere within the wholesale or retail service area of the Utility Subsidiaries, including consultation with local economic development officials, building and site screening, customized tax comparison studies and workforce analyses, liaison services to identify financing and leasing sources for building construction, equipment and working capital, and other similar services. These services will be similar in scope to those which the Utility Subsidiaries have in the past provided to relocating businesses, often without charge. Ameren states that minimal capital will be required to provide these types of services and that, without further order of the Commission, it will not acquire any securities of or other interest in any industrial/commercial development enterprise except as may be permitted by Rule 40(a)(5).

               (v) Customer Goodwill Programs. The offering of customer goodwill or retention programs, such as packaged discounts on products for the home, travel, and health services, prepaid phone cards or "affinity" cards to promote customer goodwill, and programs to

--------------------

17 The Commission approved a similar proposal in Columbia Gas System, et al., supra n. 16.

               help customers stay informed and protect their credit rating, driving record, and social security number.18

               (vi) Outage Insurance. The marketing of "outage" insurance, which would enable customers to protect against lost revenues due to power interruptions, and surge protection service.19

          1.5 Development Activities and Administrative Activities. Non-Utility Subsidiaries (including but not limited to Intermediate Subsidiaries and Special Purpose Subsidiaries) request authorization to continue to engage in Development Activities and Administrative Activities, as such terms are defined under the 1999 Order (see Item 1.2 above). The Applicants request authority to expend up to $250 million in the aggregate outstanding at any time during the Authorization Period on all Development Activities. Ameren proposes a "revolving fund" concept for permitted Development Activities. To the extent a Non-Utility Subsidiary in respect of which expenditures for Development Activities were made subsequently becomes an EWG or FUCO or qualifies as an "energy-related company" under Rule 58, the amount so expended will cease to be considered an expenditure for Development Activities, but will instead be considered as part of the "aggregate investment" in such entity pursuant to Rule 53 or 58, as applicable.20

          1.6 Guarantees by Non-Utility Subsidiaries. Non-Utility Subsidiaries request authorization to provide guarantees or other forms of credit support in respect of obligations of each other in an aggregate principal amount at any time outstanding during the Authorization Period not to exceed $300 million, in addition to any guarantees that are exempt under Rules 45(b) and 52(b), as applicable, provided that any guaranty or other form of credit support outstanding on December 31, 2006, shall remain in effect until it expires in accordance with its terms. Credit support may take the form of direct guaranties of securities issued by any such direct or indirect subsidiary, stand-by equity funding commitments, obligations under capital maintenance agreements or under reimbursement agreements in respect of bank letters of credit, payment obligations under contracts, or other similar financial instruments or contractual undertakings. The Non-Utility Subsidiary providing any such guarantee may charge its associate company a fee for each guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the guarantee remains outstanding.

--------------------

18 The Commission approved a similar proposal in Columbia Gas System, et al., supra n. 16.

19 In Columbia Gas System, et al., supra n. 16, the Commission has approved, as a part of retail services, warranty programs relating to damage to a customer's equipment and appliances, including surge protection.

20 This type of approval for a revolving fund of permitted investment in Development Activities has been approved by the Commission in prior cases. See e.g., Exelon Corporation, Holding Co. Act Release No. 27545 (June 27,
     2002) and SCANA Corporation, supra n. 14.

     Guarantees provided by Non-Utility Subsidiaries may, in some cases, be provided to support obligations of other Non-Utility Subsidiaries that are not readily susceptible of exact quantification or that may be subject to varying quantification. In such cases, Ameren will determine the exposure under such guarantee for purposes of measuring compliance with the proposed $300 million limitation by appropriate means, including estimation of exposure based on loss experience or projected potential payment amounts. If appropriate, such estimates will be made in accordance with Generally Accepted Accounting Principles ("GAAP"). Such estimation will be reevaluated periodically.

          1.7 Sales of Services and Goods Among Non-Utility Subsidiaries. Non-Utility Subsidiaries request authorization to provide services or sell goods to each other at fair market prices determined without regard to cost, and therefore request an exemption pursuant to Section 13(b) from the cost standard of Rules 90 and 91 as applicable to such transactions, in any case in which any of the following circumstances may apply:

          (i) The client company is a FUCO or foreign EWG that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

          (ii) The client company is an EWG that sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser thereof is not a Utility Subsidiary;

          (iii) The client company is a "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company (other than a Utility Subsidiary) at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;

          (iv) The client company is a domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not a Utility Subsidiary; or

          (v) A Rule 58 Subsidiary or any other Non-Utility Subsidiary that (1) is partially-owned, provided that the ultimate purchaser of such goods or services is not a Utility Subsidiary or Ameren Services (or any other entity within the Ameren system whose activities and operations are primarily related to the provision of goods and services to the Utility Subsidiaries, (2) is engaged solely in the business of developing, owning, operating and/or providing services or goods to Non-Utility Subsidiaries described in paragraphs (i) through (iv) immediately above, or (3) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.21

          1.8 Sale of Certain Goods and Services by Rule 58 Subsidiaries and Special Purpose Subsidiaries Outside the United States. Rule 58 Subsidiaries and Special Purpose Subsidiaries request authority to sell goods and services to customers both within and outside the United States. Such goods and services include:

          (i) the brokering and marketing of electricity, natural gas and other energy commodities;

          (ii) Energy Management Services, as defined in Item 1.2 above;

          (iii) performance contracting services aimed at assisting customers in realizing energy and other resource efficiency goals in the areas of process control, fuel management, and asset management services (including operation and maintenance services) in respect of energy-related systems, facilities and equipment located on or adjacent to the premises of a customer and used by that customer in connection with business activities, including: (i) distribution systems and substations, (ii) transmission, storage and peak-shaving facilities, (iii) gas supply and/or electrical generation facilities (i.e., stand-by generators and self-generation facilities), (iv) boilers and chillers, (v) alarm/warning systems, (vi) HVAC, water and lighting systems, and (vii) environmental compliance, energy supply and building automation systems and controls;

          (iv) Technical Support Services, as defined in Item 1.2 above;

          (v) certain retail services, including the provision of centralized bill payment centers for payment of all utility and municipal bills and related services; annual inspection, maintenance and replacement of energy-related equipment and appliances; service line repair and extended warranties with respect to all of the utility- or energy-related service lines internal and external to a customer's premises; provision of surge protection equipment and services; marketing services to associate and nonassociate businesses in the form of bill insert; and automated meter-reading services;

          (vi) sale of monitoring and response goods and services, which include products used in connection with energy and gas-related activities that enhance safety, increase energy/process efficiency; sale of energy-related information, as well as repair services, in connection with such problems as carbon monoxide leaks and faulty equipment wiring; operation of call/dispatch centers on behalf of associate and nonassociate companies in connection with the proposed sale of goods

--------------------

21 The Commission has previously authorized substantially similar proposals. See Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999) and NiSource Inc, Holding Co. Act Release No. 27265 (Nov. 1,
     2000).

          and services or with activities that Non-Utility Subsidiaries are otherwise authorized to engage in under the Act;

          (vii) sale of energy-peaking services via propane-air or liquefied natural gas ("LNG"), which involves the provision of back-up electricity or gas supply in periods of high or "peak" energy demand using a propane-air mixture or LNG as fuel sources for such back-up services; and

          (viii) project development and ownership activities, which involves the installation and ownership of gas-fired turbines for on-site generation and consumption of electricity.

     In addition, Non-Utility Subsidiaries request authority to provide other energy-related goods and services that may not be permitted under Rule 58. These include incidental goods and services closely related to the consumption of energy and the maintenance of energy consuming property by customers. The need for these goods and services would arise as a result of, or evolve out of, the goods and services described above and do not differ materially from those goods and services. The proposed incidental goods and services would not involve the manufacture of energy consuming equipment but could be related to, among other things, the maintenance, financing, sale or installation of such equipment.

     The Applicants request that the Commission (1) authorize electricity and energy commodity brokering and marketing activities in Canada and reserve jurisdiction over such activities outside the United States and Canada pending completion of the record in this proceeding, 22 (2) authorize the proposed sale of Energy Management Services and Technical Support Services and related customer financing anywhere outside the United States,23 and (3) continue to reserve jurisdiction over sale of the remaining goods and services described above outside the United States, pending completion of the record.

          1.9 Sale of Agency Services by Ameren Energy and AE Marketing to Utility Subsidiaries. Ameren Energy requests authorization to continue to act as agent for AmerenUE in connection with the brokering and marketing of electricity and other energy commodities by AmerenUE.24 Such services include negotiation and administration of power sales agreements with third parties and negotiation of associated credit support and risk management documents. In accordance with

--------------------

22 The Commission has previously authorized substantially similar proposals. See Southern Energy, Inc., Holding Co. Act Rel. No. 27020 (May 13, 1999) (supplemental order amending prior order to permit registered holding company subsidiary to engage in power and gas marketing activities in Canada and reserving jurisdiction over such activities outside the United States and Canada).

23   See 1999 Order.

24 Under the 1999 Order, Ameren Energy was also authorized to provide agency services to AmerenCIPS. However, AmerenCIPS subsequently sold its generating assets to Ameren GenCo, an EWG, and Ameren Energy now provides such agency services to Ameren GenCo, as well as to AE Marketing, "at cost" pursuant to Rule 87(b)(1).

the 1999 Order, Ameren Energy and AmerenUE have entered into an Agency Agreement in the form previously approved by the Commission. Under the Agency Agreement, Ameren Energy provides agency and any other incidental services at cost, determined in accordance with Rules 90 and 91. Ameren Energy is not entitled to receive any part of the profits from any such transactions and does not receive any other fee or commission for its services.

     AE Marketing requests authorization to enter into a substantially identical Agency Agreement with AERG pursuant to which AE Marketing would provide similar agency services to AERG in connection with brokering and marketing of electricity produced by AERG. The terms and conditions applicable to Ameren Energy noted in the previous paragraph will similarly apply to AE Marketing.

          1.10 Investments in Energy Assets. Ameren, indirectly through one or more Non-Utility Subsidiaries (including any Rule 58 Subsidiary), requests authority to acquire or construct non-utility energy assets in the United States, including, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities (collectively, "Energy Assets"), that would be incidental or functionally related to energy marketing, brokering and trading. Ameren requests authorization to invest up to $400 million at any one time during the Authorization Period (the "Investment Limitation") in such Energy Assets or in the equity securities of existing or new companies substantially all of whose physical properties consist or will consist of such Energy Assets. Such Energy Assets (or equity securities of companies owning Energy Assets) may be acquired for cash or in exchange for common stock or other securities of Ameren or any Non-Utility Subsidiary. If common stock of Ameren is used as consideration in connection with any such acquisition, the market value thereof on the date of issuance will be counted against the proposed Investment Limitation. The stated amount or principal amount of any other securities issued as consideration in any such transaction will also be counted against the Investment Limitation. Under no circumstances will Ameren Energy or any marketing subsidiary acquire, directly or indirectly, any assets or properties the ownership or operation of which would cause such companies to be considered an "electric utility company" or "gas utility company" as defined under the Act.

     As this Commission has recognized in American Electric Power Company, Inc., et al., Holding Co. Act Rel. No. 26933 (November 2, 1998) and SEI Holdings, Inc., Holding Co. Act Rel. No. 26581 (September 26, 1996) and other decisions (including the 1999 Order), a successful marketer of energy commodities must be able to control some level of physical assets that are incidental and reasonably necessary in its day-to-day operations. For example, gas marketers today must be able to offer their customers a variety of value-added, or "bundled," services, such as gas storage and processing, that the interstate pipelines offered prior to FERC Order 636.25 In order to provide such value-added services, many of the leading gas marketers have invested in gas production, gathering, processing, and storage capacity at or near the principal gas producing areas and hubs and market centers in the U.S. Similarly,


--------------------

25 See FERC Order 636, FERC Stats. & Regs.P. 30,939, "Pipeline Service Obligations and Revisions to Regulations Governing Self-Implementing Transportation; and Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol," 57 Fed. Reg. 13,270 (April 16, 1992).

in order to compete with both interstate pipelines and local distribution companies for industrial and electric utility sales, marketers must have the flexibility to acquire or construct such supply facilities. In fact, most energy marketers today own substantial physical assets of the type described herein.

     The acquisition of production, gathering, processing, and storage capacity provide energy marketers the opportunity to hedge the price of future supplies of natural gas against changes in demand brought about due to weather, increased usage requirements by end use customers, or other volatilities imposed by the market. Storage and pipeline assets allow energy marketers to "bank" low cost supplies for use during periods of high volatility or take advantage of differential price spreads between different markets. Energy marketers with strong and balanced physical asset portfolios are able to originate tolling or reverse tolling of gas and electric commodities, whereby the payment is made in one or the other commodity. The integration of production, gathering, and storage assets offer energy marketers the opportunity to provide either gas or electric products and services to energy users, at their discretion, depending on user requirements and needs. Finally, the physical assets underlying an energy marketer's balance sheet may provide substantial credit support for the financial transactions undertaken by the marketer.

     It is the intention of Ameren to add to its existing base of non-utility, marketing-related, assets as and when market conditions warrant, whether through acquisitions of specific assets or groups of assets that are offered for sale, or by acquiring existing companies (for example, other gas marketing companies which own significant physical assets in the areas of gas production, processing, storage, and transportation). Ultimately, it is Ameren's objective to control a substantial portfolio of Energy Assets that would provide the Ameren system with the flexibility and capacity to compete for sales in all major markets in the United State and, in the future, possibly Canada.

          1.11 Payment of Dividends Out of Capital and Unearned Surplus. Ameren, on behalf of its direct or indirect Non-Utility Subsidiaries, requests that such companies be permitted to pay dividends with respect to the securities of such companies and/or reacquire their securities that are held by any associate company, from time to time through the Authorization Period, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law, provided that, without further approval of the Commission, no Non-Utility Subsidiary will declare or pay any dividend out of capital or unearned surplus if that Non-Utility Subsidiary derives any material part of its revenues from sales of goods, services, electricity or natural gas to any of the Utility Subsidiaries or if, at the time of such declaration or payment, such Non-Utility Subsidiary has negative retained earnings.26

     Ameren anticipates that there will be situations in which Non-Utility Subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. As an example, if an Intermediate

--------------------

26 The Commission has approved substantially similar proposals on numerous occasions. In addition to the 1999 Order, see FirstEnergy Corp. et al., Holding Co. Act Release No. 27459 (Oct. 29, 2001) and SCANA
     Corporation, supra n. 14.

Subsidiary purchases all of the stock of an EWG or FUCO, and following such acquisition, the EWG or FUCO incurs non-recourse borrowings some or all of the proceeds of which are distributed to the Intermediate Subsidiary as a reduction in the amount invested in the EWG or FUCO (i.e., return of capital), the Intermediate Subsidiary (assuming it has no earnings) could not, without the Commission's approval, in turn distribute such cash to Ameren.27

     Similarly, using the same example, if an Intermediate Subsidiary, following its acquisition of all of the stock of an EWG or FUCO, were to sell part of that stock to a third party for cash, the Intermediate Subsidiary would again have substantial unrestricted cash available for distribution, but (assuming no profit on the sale of the stock) would not have current earnings and therefore could not, without the Commission's approval, declare and pay a dividend to Ameren out of such cash proceeds.

     Further, there may be periods during which unrestricted cash available for distribution by a Non-Utility Subsidiary exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income.

     Finally, even under circumstances in which an Intermediate Subsidiary or Non-Utility Subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there is no current need for it.

     Ameren represents that it will not permit any Non-Utility Subsidiary to declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. Ameren also represents that Non-Utility Subsidiaries will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

          1.12 Anticipatory Interest Rate Hedges by Non-Utility Subsidiaries. Non-Utility Subsidiaries request authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings ("Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with counterparties whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service, Fitch Investor Service or Duff and Phelps.

     Anticipatory Hedges would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury securities and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury securities (a "Zero Cost Collar"), or (iv) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative transactions appropriate for the

--------------------

27 The same problem would arise where an Intermediate Subsidiary is over-capitalized in anticipation of a bid which is ultimately unsuccessful. In such a case, Ameren would normally desire a return of some or all of the funds invested.

Anticipatory Hedges. Anticipatory Hedge transactions may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. A Non-Utility Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. A Non-Utility Subsidiary may decide to lock in interest rates and/or limit its exposure to interest rate increases. All open positions under an Anticipatory Hedge will be closed on or prior to the date of the new issuance and a Non-Utility Subsidiary will not, at any time, take possession of the underlying U.S. Treasury securities.

     Each Anticipatory Hedge will qualify for hedge accounting treatment under the current Financial Accounting Standards Board ("FASB") guidelines in effect and as determined at the time entered into. Further, the Applicants will comply with the Statement of Financial Accounting Standards ("SFAS") 133 ("Accounting for Derivatives Instruments and Hedging Activities") and SFAS 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") or other standards relating to accounting for derivative transactions as are adopted and implemented by the FASB.28

          1.13 Changes in Capitalization of Non-Utility Subsidiaries; Subsequent Internal Reorganizations of Non-Utility Subsidiaries. The portion of an individual Non-Utility Subsidiary's aggregate financing to be effected through the sale of capital stock during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued in this proceeding cannot be ascertained at this time. The proposed sale of capital stock may in some cases exceed the then authorized capital stock of such Non-Utility Subsidiary. In addition, the Non-Utility Subsidiary may choose to use capital stock with no par value, or convert from one form of business organization (e.g., a corporation) to another (e.g., a limited liability company). Also, a Non-Utility Subsidiary may wish to engage in a reverse stock split to reduce franchise taxes or for other corporate purposes. As needed to accommodate such proposed transactions and to provide for future issuances of securities, the Applicants request authority to change the terms of any Non-Utility Subsidiary's authorized capitalization by an amount deemed appropriate by Ameren or other parent company, provided that, if a Non-Utility Subsidiary is not wholly owned, the consent of all other shareholders has been obtained for such change. Thus, a Non-Utility Subsidiary would be able to increase the number of its authorized shares of capital stock, change the par value of its capital stock, change between par value and no-par value stock, or convert from one form of business organization to another without additional Commission approval.29

--------------------

28 The authority sought for anticipatory interest rate hedging transactions in this Application/Declaration is identical to the authorization granted to Ameren under the Ameren Financing Order, supra n. 13.


29 The Commission has previously authorized substantially similar proposals. See Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26, 1998); and NiSource Inc., Holding Co. Act Release No. 27265 (Nov. 1, 2000).

     In addition, to the extent that such transactions are not otherwise exempt under the Act or Rules thereunder,30 Ameren requests approval to consolidate, sell, transfer or otherwise reorganize all or any part of its direct and indirect ownership interests in Non-Utility Subsidiaries, as well as investment interests in entities that are not subsidiary companies. To effect any such consolidation or other reorganization, Ameren may wish to either contribute the equity securities of one Non-Utility Subsidiary to another Non-Utility Subsidiary (including a newly formed Intermediate Subsidiary) or sell (or cause a Non-Utility Subsidiary to sell) the equity securities or all or part of the assets of one Non-Utility Subsidiary to another one. Such transactions may also take the form of a Non-Utility Subsidiary selling or transferring the equity securities of a subsidiary or all or part of such subsidiary's assets as a dividend to an Intermediate Subsidiary or to another Non-Utility Subsidiary, and the acquisition, directly or indirectly, of the equity securities or assets of such subsidiary, either by purchase or by receipt of a dividend. The purchasing Non-Utility Subsidiary in any transaction structured as an intrasystem sale of equity securities or assets may execute and deliver its promissory note evidencing all or a portion of the consideration given. Ameren may also liquidate or merge Non-Utility Subsidiaries.31

          1.14 Rule 24 Reports. Ameren proposes to continue to file reports pursuant to Rule 24 on a quarterly basis with respect to the transactions authorized in this proceeding.32 It is proposed that such combined report also be in lieu of any separate notification on Form U-6B-2 that would otherwise be required of Ameren Development or any subsidiary thereof with respect to exempt securities issuances. The Rule 24 report shall include:

     (i) A copy of the balance sheet and income statement for Ameren and its consolidated subsidiaries.

     (ii) A narrative description of Development Activities and of any investments during the quarter just ended, organized by category (Exempt Subsidiaries, Rule 58 Subsidiaries, other Non-Utility Subsidiaries).

     (iii) The amounts and form of any guarantee or other form of credit support provided by any Non-Utility Subsidiary for the benefit of any other direct or indirect Non-Utility Subsidiary of Ameren.

--------------------

30 Sections 12(b), 12(c) and 12(f) of the Act and Rules 43(b), 45(b), 46(a) and 58, as applicable, may exempt many of the transactions described in this paragraph.

31 The Commission has previously authorized substantially similar proposals. In addition to the 1999 Order, see Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999), and NiSource Inc., supra n. 29.

32 Rule 58 Subsidiaries will also continue to file quarterly reports on Form U-9C-3. In addition, Ameren will provide such information as may be required by Form U5S with respect to any EWGs or FUCOs in which it may acquire an interest. These reports will be furnished to the Missouri and Illinois public service commissions, subject to terms of confidentiality that those commissions have granted.


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


     (iv) A chart, in the form of Exhibit E hereto, showing, as of the end of such quarterly period, all associate companies of Ameren that identifies the type of each Non-Utility Subsidiary (e.g., EWG, FUCO or ETC, Intermediate Subsidiary, Financing Subsidiary, Special Purpose Subsidiary) and Ameren's percentage equity ownership in each such Non-Utility Subsidiary.

     (v) With respect to Development Activities conducted during the quarter, the dollar amount expended on Development Activities, and the type of potential investment (e.g., EWG, Rule 58 Subsidiary, etc.) in respect of which such expenditures were made.

     (vi) The notional amount, identity of counterparty, and principal terms of any Anticipatory Hedge entered into by a Non-Utility Subsidiary during the quarter.

     (vii) With respect to any dividends paid by any Non-Utility Subsidiary out of capital or unearned surplus during the quarter, the date and amount thereof and the name of the entity to which such dividends were paid.

     (viii) A brief description of any internal reorganization of Non-Utility Subsidiaries completed during the quarter and the purpose thereof.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

     The fees, commissions and expenses paid or incurred and to be paid or incurred in connection with the proposals contained herein are estimated not to exceed $25,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

          3.1 General. The Applicants believe that the following proposed transactions are or may be subject to the requirements of the following provisions of the Act and rules thereunder:

          TRANSACTION                                 APPLICABLE SECTION OR RULE

Acquisition by Ameren, directly or indirectly,        Sections 9(a) and 10.
of initial securities of Intermediate
Subsidiaries, Special Purpose Subsidiaries and Financing Subsidiaries, and Development
Activities and Administrative Activities by Non-Utility Subsidiaries.

Sale or other transfer by UEDC and CIC of             Sections 12(c) or Section
securities and interests in businesses currently      12(f), to the extent not
owned by UEDC and CIC or their respective             exempt pursuant to Rule
subsidiaries, and acquisition thereof by              43, as applicable;
any other Non-Utility Subsidiary.                     Sections 9(a) and 10, to
                                                      the extent not exempt
                                                      pursuant to Rule 58 or
                                                      Section 34.

Sale of agency services by Ameren Energy              Section 13(b) and
to AmerenUE and by AE Marketing to AERG.              Rules 90-91.

Sale of goods and services among                      Section 13(b) and Rules 87
Non-Utility Subsidiaries of Ameren                    and 90-91.

Investments in Energy Assets.                         Sections 9(a) and 10.

Guarantees by Non-Utility Subsidiaries of             Section 6(a), 7 and 12(b)
obligations of any other Non-Utility Subsidiary       and Rule 45(a) thereunder,
                                                      unless exempt pursuant to
                                                      Rules 45(b) and/or 52.

Declaration and payment of dividends out of           Section 12(c) and Rule 46.
capital and unearned surplus by
Non-Utility Subsidiaries.

Anticipatory Interest Rate Hedges by                  Sections 6(a) and 7.
Non-Utility Subsidiaries


          3.2 Compliance with Rule 54. The transactions proposed herein are also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of an EWG or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs
(a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. These standards are met.

          Rule 53(a)(1): Ameren's "aggregate investment" (as defined in Rule 53(a)(1)) in EWGs as of June 30,2003 was $470,655,404, or approximately 26.5% of Ameren's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) for the four quarters ended June 30, 2003 ($1,773,093,901). Ameren does not currently hold an interest in any FUCO.

          Rule 53(a)(2): Ameren will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Ameren will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles. All of such books and records and financial statements will be made available to the Commission, in English, upon request.

          Rule 53(a)(3): No more than 2% of the employees of Ameren's domestic utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

          Rule 53(a)(4): Ameren will submit a copy of each Application/Declaration relating to investments in EWGs and FUCOs and copies of any related Rule 24 certificates, as well as a copy of Ameren's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of Ameren's domestic utility subsidiaries.

     In addition, Ameren states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4.   REGULATORY APPROVAL.
          -------------------

          The proposed transactions are not subject to the jurisdiction of any state commission or of any federal commission other than this Commission.

ITEM 5.   PROCEDURE.
          ---------

          The Applicants request that the Commission publish a notice with respect to the filing of this Application/Declaration as soon as practicable and an order approving transactions proposed herein not later than December 31, 2003. The Applicants further request that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consent to the participation of the Division of Investment Management in the preparation of the Commission's decision and/or order in the proceeding unless such Division opposes the matters covered hereby.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

          (a)  Exhibits.
               --------

               A  - None.

               B  - None.

               C  - None.

               D  - None.

               E  - Organizational Chart of Ameren and Subsidiaries. (Form
                    SE - Required Paper Format)

               F  - Opinion of Counsel. (To be filed by amendment).

               G  - Form of Federal Register Notice.

          (b)  Financial Statements.

               FS-1 - Ameren Consolidated Balance Sheet as of December 31, 2002, and Consolidated Statement of Income and Consolidated Statement of Cash Flows for the year ended December 31, 2002 (Incorporated by Reference to Ameren's Annual Report on Form 10-K for the year ended December 31, 2002) (File No. 1-14756).

               FS-2 -   Ameren Consolidated Balance Sheet as of
                        June 30, 2003, and Consolidated Statement of
                        Income and Consolidated Statement of Cash
                        Flows for the six months ended June 30, 2003
                        (Incorporated by Reference to Ameren's
                        QuarterlReport on Form 10-Q for the period ended June 30, 2003) (File No. 1-14756).

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

          In light of the nature of the proposed transactions, as described in
Item 1 hereof, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment. No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalves by the undersigned thereunto duly authorized.



                              Ameren Corporation
                              Ameren Energy, Inc.
                              Ameren Development Company
                              Ameren ERC, Inc.
                              Ameren Energy Resources Company
                              Ameren Energy Marketing Company
                              Ameren Energy Fuels and Services Company
                              Illinois Materials Supply Co.
                              Missouri Central Railroad Company
                              Union Electric Development Corporation
                              AFS Development Company, LLC
                              CIPSCO Investment Company
                              CILCORP Investment Management Inc.
                              CILCORP Ventures Inc.
                              CILCORP Energy Services Inc.
                              QST Enterprises Inc.
                              CILCO Exploration and Development Company
                              CILCO Energy Corporation
                              AmerenEnergy Medina Valley Cogen (No. 2), L.L.C. AmerenEnergy Medina Valley Cogen (No. 4), L.L.C. AmerenEnergy Medina Valley Cogen, L.L.C. AmerenEnergy Medina Valley Operations, L.L.C.

                              By: /s/ Steven R. Sullivan
                                  ----------------------
                              Name: Steven R. Sullivan
                              Title: Secretary


Dated:  August 20, 2003